U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

MONSANTO COMPANY
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   (Last)                            (First)              (Middle)

800 NORTH LINDBERGH BOULEVARD
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                                    (Street)

ST. LOUIS                          MISSOURI                 63167
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

DECEMBER 19, 1999
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3.   IRS Identification Number of Reporting Person (if an entity)

43-0420020
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

PHARMACIA & UPJOHN, INC. (SYMBOL: PNU)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)
                                                                          (Over)

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

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
OPTION                   (SEE       (SEE            COMMON STOCK           77,388,932    GENERALLY      D
(CONTINGENT RIGHT        ATTACHED)  ATTACHED)                                            $50.25 PER
TO BUY)(SEE ATTACHED)                                                                    SHARE (SEE
                                                                                         ATTACHED)
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
Explanation of Responses:




     (See attached)                                         (See attached)
---------------------------------------------            -----------------------
      Signature of Reporting Person                             Date

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

FORM 3 CONTINUATION SHEET


                             EXPLANATION OF RESPONSE

           This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Monsanto Company, a Delaware corporation ("Monsanto"). On December 19, 1999, Monsanto, MP Sub, Incorporated, a wholly-owned subsidiary of Monsanto ("Merger Sub"), and Pharmacia & Upjohn, Inc. ("PNU") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into PNU (the "Merger"). In connection with the Merger Agreement, Monsanto and PNU entered into an Option Agreement (the "PNU Option Agreement"), dated as of December 19, 1999, under which PNU granted Monsanto an option (the "PNU Option") to purchase up to 77,388,932 shares of Common Stock, par value $.01 per share, of PNU ("PNU Common Stock"), representing 14.9% of the issued and outstanding PNU Common Stock on the date of grant, at an exercise price of $50.25 per share, subject to certain customary anti-dilution adjustments. In connection with the Merger Agreement, Monsanto and PNU also entered into an option agreement, dated as of December 19, 1999, under which Monsanto granted PNU an option to purchase up to 94,744,810 shares of Common Stock, par value $2.00 per share, of Monsanto at an exercise price equal to $41.75 per share.

      Except in certain limited circumstances, Monsanto may not exercise the PNU Option until a termination of the Merger Agreement pursuant to certain of the termination provisions contained therein.

      Prior to the PNU Option becoming exercisable, Monsanto expressly disclaims beneficial ownership of the shares of PNU Common Stock which are purchasable by Monsanto thereunder. Neither the filing of this Form nor any of its contents shall be deemed to constitute an admission that Monsanto is the beneficial owner of the shares of PNU Common Stock subject to the PNU Option for purposes of
Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

      The foregoing summary of the PNU Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to Monsanto's Schedule 13D filed with respect to PNU on the date hereof.

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

                         SIGNATURES OF REPORTING PERSONS

Dated:  December 29, 1999.
                                           Monsanto Company

                                           By:   \s\ Janet L. Horgan
                                              -------------------------------
                                              Name:  Janet L. Horgan
                                              Title: Assistant Secretary



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